February 15, 2018

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed March 7, 2017 File No. 000-33632

Dear Mr. Shenk:

We are providing a supplemental response to our original letter filed on January 16, 2018 (the “Initial Response”) relating to your comments dated December 26, 2017, to Bahir Manios, Chief Financial Officer of Brookfield Infrastructure Partners L.P. (“we” or the “Partnership”).  The Staff’s letter sets forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”). Our supplemental response relates solely to Comment #1 of the Staff’s letter and all other Comments are addressed in the Initial Response.

As noted below in our supplemental response we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any examples presented below or changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Item 3. Key Information - 3.A Selected Financial Data, page 8

1.              You present here and on pages 10 and 99 the consolidated Non-IFRS measures of FFO, Adjusted FFO, and Adjusted EBITDA. These measures appear to be the sum of the respective segment measures presented in the segment note to the consolidated financial statement that are on a proportionate basis. Accordingly, these consolidated measures appear to be calculated using tailored accounting recognition and measurement methods. Please tell us how you determined that your disclosure of these measures complies with Question 100.04 of staff’s Compliance and Disclosure Interpretations (“C&DI”) on “Non-GAAP Financial Measures.”

The Partnership acknowledges the Staff’s comment, and in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017, will enhance the disclosure in relation to the use, calculation and reconciliation of funds from operations attributable to the Partnership (“FFO”).

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses, net of non-controlling interests. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’).

To assist users in understanding the components of FFO based on the Partnership’s consolidated financial statements, we propose including the following narrative and table which reconciles net income, the most directly comparable IFRS-measure to FFO:

“FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’).  FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (‘‘REALPAC’’) and the National Association of Real Estate Investment Trusts, Inc. (‘‘NAREIT’’), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.  A reconciliation of the most closely-related IFRS measure, net income, to FFO is as follows:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Net income	$528	$391	$229
Add back or deduct the following:
Depreciation and amortization	447	375	380
Share of earnings from investments in associates and joint ventures	(248)	(69)	(50)
Contribution from investments in associates and joint ventures	454	341	289
Income taxes	15	(4)	79
Mark-to-market on hedging items and other income	(248)	(137)	(37)
Other income	95	36	11
Consolidated funds from operations	1,043	933	901
Attributable to non-controlling interests	(99)	(125)	(177)
Funds from operations	$944	$808	$724

All reconciling amounts presented above are taken directly from the Partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the Partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the Partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities as disclosed above; and are calculated by applying the same ownership percentages used in calculating the Partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively”.

The Partnership looks to the Staff’s Compliance and Disclosure Interpretations (“C&DI”) on “Non-GAAP Financial Measures” in its evaluation of acceptable bases for presenting funds from operations, however, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.  In deriving FFO, the Partnership may adjust for items not explicitly addressed by these bodies as follows:

•                  We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly as we generally hold our operating businesses for an extended period of time;

•                  We add back non-cash valuation gains or losses recorded in “Mark-to-market on hedging items” and “Other (income) expenses” to net income as they are non-cash and indicate a point-in-time approximation of value relating to instruments that we consider long-term in nature;

•                  We adjust “Other income” to exclude non-recurring gains or losses recorded on the disposition of assets and breakage and transaction costs incurred on acquisitions to as they do not reflect on-going operating performance

The Partnership intends to also include cautionary language pertaining to the use of Non-IFRS measures derived using amounts attributable to the Partnership outlined as part of our Initial Response as follows:

“Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 11 of the Partnership’s financial statements.”

Similarly, the Partnership believes that the presentation of total Adjusted EBITDA attributable to the Partnership is an important measure of operating performance.  Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA attributable to the Partnership is critical in assessing the overall operating performance of our business.  Of the 30 investments that form the basis of the Partnership’s consolidated financial statements, the Partnership has either significant influence or joint control over 11 investments comprising over 40% of total Adjusted EBITDA whereas non-controlling interests are entitled to approximately 20% of the Adjusted EBITDA generated from businesses that are consolidated in our financial statements.  Without consideration of our share of Adjusted EBITDA earned at these investments in associates, users of the Partnership’s financial statements would have a materially incomplete assessment of operating performance.  Users of the Partnership’s financial statements rely on total adjusted EBITDA to assess the valuation of the Partnership through the computation of an Enterprise Value-to-Adjusted EBITDA multiple and to understand the capital structure using a Net Debt-to-Adjusted EBITDA ratio, two measures commonly used to enhance comparability across other publicly traded entities.

The Partnership defines Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses, net of non-controlling interests.  We propose including the revised reconciliation and accompanying narrative previously presented on page 103 of the 2016 Form 20-F as follows:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Net income	$528	$391	$229
Add back or deduct the following:
Depreciation and amortization	447	375	380
Interest expense	392	367	362
Share of earnings from investments in associates and joint ventures	(248)	(69)	(50)
Contribution from investments in associates and joint ventures	660	498	472
Income taxes	15	(4)	79
Mark-to-market on hedging items and other income	(248)	(137)	(37)
Consolidated Adjusted EBITDA	1,546	1,421	1,435
Attributable to non-controlling interests	(224)	(244)	(293)
Adjusted EBITDA	$1,322	$1,177	$1,142

All reconciling amounts presented above are taken directly from the Partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the Partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the Partnership’s consolidated financial statements; Adjusted EBITDA for these items is calculated on the same basis as consolidated entities as disclosed above; and are calculated by applying the same ownership percentages used in calculating the Partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively”.

Similar to FFO, we present Adjusted EBITDA attributable to the Partnership because we believe it assists investors and analysts in estimating our overall performance and understanding the Partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS.  We believe our proportionate financial information, when read in conjunction with the Partnership’s reported results under IFRS, provides the most meaningful assessment of performance and capital management.

With reference to our Initial Response, the Partnership continues to view FFO and Adjusted EBITDA as measures that comply with Question 100.04 of Staff’s C&DI on “Non-GAAP Financial Measures”.  We intend to provide the revised reconciliations and enhanced discussion and disclosure noted above in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 956-5180.

Very truly yours,

Bahir Manios

Chief Financial Officer

Brookfield Infrastructure Partners L.P.

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Partners L.P.
Mile Kurta, Torys LLP